August 22, 2014

Ms. Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Hospitality Trust, Inc.
Post-Effective Amendment to Form S-11
Filed August 1, 2014
File No. 333-190698

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Hospitality Trust, Inc. (the “Company”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 7, 2014 (the “August 7 Letter”), with respect to Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (No. 333-190698) filed by the Company with the Commission on August 1, 2014 (the “Registration Statement”).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the August 7 Letter. On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

1.	We note your response to comment 1 of our letter dated July 15, 2014 that the 20.D undertaking, which applies to blind pool REITs like you, requires registrants to file a sticker supplement during the distribution period describing each significant property that has not been identified in the prospectus whenever a reasonable probability arises that a property will be acquired. We further note that you entered into a contract for the purchase of a portfolio of properties on May 23, 2014 and filed the first sticker supplement on June 19, 2014. Please tell us how you compiled with the 20.D undertaking and when you determined that the acquisition became probable or advise.

The undertakings to the Company’s registration statement require, among other things, that the Company file a sticker supplement pursuant to Rule 424(c) under the Securities Act during the distribution period describing each significant property not identified in the prospectus at such time as there arises a reasonable probability that the property will be acquired. The term “probable” is not defined, however, in the Securities Act or in any of the rules or regulations promulgated thereunder. The Staff has provided limited guidance on the meaning of the term in the Financial Reporting Manual. Section 2005.4 of the Manual also does not define the term but does state that an assessment of probability requires consideration of all available facts.

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The Company believes that the absence of guidance is consistent with the fact that the determination of the probability of whether a property will be acquired is a very fact intensive one. One important fact is whether a registrant has entered into a definitive agreement. In the Company’s view, however, entry into a definitive agreement is not outcome determinative. The Company believes that probability rests on the conditionality of the agreement and the likelihood that a party may exercise its termination rights.

Unlike in some acquisitions, where the buyer is permitted to perform significant diligence prior to signing a definitive agreement, in this acquisition of a portfolio comprising the fee simple or leasehold interests in 126 hotels, the Company had been provided with only limited financial and other information about the portfolio on May 23, 2014, when the Company entered into the agreement to acquire the portfolio. As a result, the Company knew it would only have performed limited diligence when it was required to fund a refundable earnest money deposit of $50 million shortly after signing the agreement. Recognizing the lack of complete information as well as the need, following signing the agreement, to conduct substantially more due diligence, engage in discussions with lenders and hotel franchisors and make determinations with respect to its view on the optimal purchase price allocation as well as with respect to the accuracy of real estate tax estimates associated with the portfolio in consultation with third-party professionals retained for such purposes, the Company negotiated for and received the right to terminate the agreement and receive a refund of its $50 million earnest money deposit at any time before June 9, 2014. The Company also received the right to conduct on-site inspections of each hotel and received additional financial and other material information relating to individual hotels that it had not received prior to signing the agreement.

The Company viewed this “diligence out” as extremely important for a number of reasons, the most important being that the Company would receive a refund of the $50 million earnest money deposit if the “diligence out” was exercised. The “diligence out” took on added significance in this case because the $50 million earnest money deposit was significant in and of itself, representing 2.6% of the purchase price of the entire portfolio. More importantly, the Company did not have sufficient capital to fund the earnest money deposit at the time it signed the agreement. In fact, one of the items addressed by the Company during the due diligence period was the funding of the earnest money deposit. The Company ultimately executed a promissory note in favor of an affiliate of its sponsor for a $45 million loan, the proceeds from which funded the earnest money deposit. Given the size of the earnest money deposit, the Company believed the likelihood it would exercise the “diligence out” was greater than it would be in another transaction where the amount of the earnest money deposit was not material.

The information first provided to the Company during the due diligence period had a bearing on the Company’s decision regarding exercise of the “diligence out.” This information included, but was not limited to, third-party environmental reports, third-party engineering reports, third-party title reports, land surveys and information related to deferred maintenance costs, required renovations and the overall quality of the hotels. The Company also used the due diligence period to work with third-party professionals to obtain independent (i.e. provided by a third party, not the seller) estimates of the real estate taxes associated with the hotels and to analyze how the allocation of the purchase price as between different hotels impacted the overall financial analysis of the transaction because the allocation would determine the amount of depreciation or amortization expense generated by the portfolio. Further, as noted in the Company’s disclosure, the transaction contemplated the Company assuming or incurring, at closing, up to $976 million of certain existing indebtedness secured by 106 of the hotels. Thus, the Company spent a significant amount of time during the due diligence period speaking with existing lenders to gain comfort that it would ultimately be able to obtain consents from these parties to either assume existing or incur additional indebtedness. The Company also used the due diligence period to engage in discussions with the franchisors of the various hotel brands to gain comfort that it would be able to obtain the consent of these franchisors prior to closing. If the Company had not reached a level of comfort on all of the issues described above prior to expiration of the due diligence period, then the Company would have terminated the agreement.

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The Company worked through the entire weekend of June 6-8, continuing to performing extensive financial analysis, meeting internally and with its accountants and other third parties to evaluate, among other things, the purchase price allocation of and real estate taxes estimated to be paid for the portfolio, and continuing discussions with certain lenders and internal analysis regarding how the Company would fund the transaction and, among other things, satisfy lender requirements regarding guarantees of the existing indebtedness. By the evening of June 8, the Company had made sufficient progress that its management team decided to “go hard” on the $50 million earnest money deposit by not exercising its termination right. In connection with this decision, the Company also entered into an amendment to the agreement with the seller, dated as of June 9, 2014, which formalized certain matters analyzed and negotiated during the due diligence period, including the quantification of additional capital expenditures for repairs of and remediation to the hotels required to be made by the seller prior to closing, the addition of a contractual provision designed to allocate the potential liability and benefit from differences in real estate taxes estimated to be paid for the portfolio and real estate taxes actually paid through 2019 between the seller and the Company, and an agreement between the seller and the Company as to the preliminary allocation of the aggregate purchase price among the hotels, which will serve as the basis for any amounts to be subtracted from aggregate purchase price if any hotel is removed from the portfolio prior to closing.

It is worth noting that the persons on the management team who made the decision to proceed were also the same persons that funded the $45 million loan used for the earnest money deposit. It was decision that was not made lightly.

Accordingly, in the Company’s view, the acquisition did not become reasonably probable until the decision was made to “go hard” on the $50 million earnest money deposit.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, pages A-4 – A-10

2.	We note your response to our prior comment five and your revision to footnote (2) of Note (C). You indicate that you have engaged a third-party appraisal firm to conduct a purchase price allocation and determine the useful lives of the assets acquired. Please clarify and revise to explicitly state whether the purchase price allocation will be solely attributed to the third-party appraisal firm or whether you prepare the purchase price allocation with the assistance of a third-party appraisal firm. To the extent it is solely attributed to the third-party appraisal firm, please revise to name the third-party appraisal firm and attach the third-party’s consent as an Exhibit. Reference is made to Question 141.02 of the Division’s Compliance and Disclosure Interpretations for the Securities Act Sections. If you take responsibility for the purchase price allocation, please revise to discuss the extent to which the third party appraisal firms are gathering observable market information as opposed to using unobservable inputs and/or proprietary models and the procedures you perform to validate the information received.

3

The Company advises the Staff that it will prepare the purchase price allocation with the assistance of a third-party appraisal firm. Although the Company has engaged a third-party appraisal firm to assist the Company with the purchase price allocation for the acquisition of the portfolio and determining the useful lives of the assets acquired, the third-party appraisal firm had not yet started their work as of the date these pro forma financial statements were prepared. As described in footnote (2) of Note (C), the purchase price allocation presented in the pro forma financial statements is based upon the carrying value in Grace’s historical financial statements adjusted by estimated fair values that the Company calculated as part of the Company’s due diligence.

Once the third-party appraisal firm completes their procedures, the Company will conclude on the purchase price allocation with the assistance of the information provided to the Company by the third-party appraisal firm. The Company will disclose the extent to which the third-party appraisal firm gathered observable market information as opposed to using unobservable inputs and/or proprietary models and the procedures the Company performed to validate the information received.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations, pages A-11 – A-13 and A-15 – A-18

3.	Reference is made to footnote (3) of Note (F). You indicate the Barceló Portfolio lease is treated as a below market lease and amortized to rent expense over the remaining lease term. Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease and the period over which your below market lease are amortized. Your response should discuss how you determine the likelihood that a lessee will executive a below market lease renewal and how you consider the likelihood, if at all, in determining the amortization period.

The Company advises the Staff that the Company is the lessee of the asset, not the lessor, and the purchase price allocation and determination of the useful lives of the assets in the Barceló Portfolio is still being finalized by the Company with assistance from the third-party appraisal firm. The below-market lease has an automatic renewal for an additional 10 years at the end of the current lease term but the Company and the lessor both have the option, without penalty, to notify the other party that they do not wish to renew the lease. The Company has concluded that the remaining lease term is the appropriate period to amortize the lease as (i) there is no penalty to cancel the lease, (ii) the Company has determined that the lease is a below-market lease and will remain a below-market lease at the end of the current lease term, and thus it is probable that the lessor will notify the Company that they do not wish to renew the lease.

4

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By:_/s/ Peter M. Fass

        Peter M. Fass

cc:	Michael J. Choate, Esq.
James A. Tanaka, Esq.
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